Filed by Galera Therapeutics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Galera Therapeutics, Inc.

Filer’s SEC File No.: 001-39114

Date: April 14, 2026

The following contains communications Obsidian Therapeutics, Inc. (“Obsidian”) made to its employees via email on April 14, 2026.

Frequently Asked Questions for Obsidian Employees

1. What was today’s announcement about?

A: We’re excited to announce that Obsidian is taking a major next step in its development, with plans to list on Nasdaq, or “go public,” through a merger transaction with Galera.

2. What does this mean for employees?

A: All of our day-to-day operations will continue as usual, and our priorities remain the same.

Your cash compensation, health and welfare benefits, and your at-will employment, will be unchanged. See below for information on the treatment of your stock options in the transaction

Once we become a public company we will be obligated to follow public company disclosure regulations, requiring all of us to be more mindful of how, when, and with whom we share company information. We will brief you more specifically on communications guidelines in the coming weeks.

4. What funding does this provide?

A: Concurrent with the merger, we’ve secured private financing commitments of approximately $350M, which is expected to provide capital to support multiple clinical data milestones including topline data from our melanoma registration-enabling trial, and Phase 1 data from the ongoing trial in NSCLC.

5. What will happen to our Executive Team?

A: No changes are planned. Obsidian’s current executive team, led by Madan Jagasia as CEO, will continue to lead the company.

6. What will happen to our Board?

A: Obsidian’s existing Board of Directors will become the Board of Directors of the combined company, chaired by Maria Fardis.

7. Will any personnel from Galera join our team?

A: No.

8. Will the name of our company change?

A: No, the combined company will operate under Obsidian Therapeutics.

9. Why is Obsidian undergoing this transaction now?

A: We are extremely proud of your hard work in striving to deliver best-in-class TIL cell therapies for potentially transformative patient outcomes. This merger and concurrent funding from leading life sciences investors will enable us to advance our development plans for OBX-115 in melanoma and NSCLC.

As a public company, we expect to have greater access to capital in the future, along with increased visibility among patient communities, potential investors and partners, regulators, news media, and talent. And as Obsidianites, you will have the opportunity to share in our growth and success.

10. When and where will the securities be traded and under what ticker symbol?

A: After the merger is complete, the common stock is expected to be listed under the symbol “OBX” on the Nasdaq Market.

11. When is this transaction expected to close?

A: The transaction is expected to close by the third quarter of 2026, subject to customary closing conditions.

12. Will control of the company change?

A: Current Obsidian stockholders will remain majority stockholders of the combined company. Currently, as of the closing of the proposed merger, as of the closing of the proposed transaction, the pre-closing Galera stockholders (other than those investors participating in the private placement financing) are expected to own approximately 1.8% of the combined company, the pre-closing Obsidian stockholders are expected to own approximately 53.2% of the combined company, and investors in the private placement financing are expected to own approximately 45.0% of the combined company The percentage of the combined company that Galera’s shareholders will own as of the closing of the proposed merger is subject to adjustment based on the estimated amount of Galera’s net cash immediately prior to the closing date.

13. What happens to my stock options? Will I receive additional equity awards in connection with this transaction?

A: Your options to acquire Obsidian stock will be assumed and converted into options to acquire stock in the new combined entity upon the closing of the transaction. The options in the new combined entity will have the same terms and conditions (including vesting and exercisability terms and conditions) as your Obsidian options but the number of combined company shares underlying the assumed options and the per share exercise price of the assumed options will be adjusted to reflect the exchange ratio that applies to the transaction and the options will be further amended as may be necessary to reflect such assumption and conversion by the combined company.

Before the close of the transaction, there will be a window during which you will not be able to exercise your options. We will provide additional information regarding the exercise blackout closer to the closing of the transaction.

As a public company we will have a responsibility to comply with insider trading rules, such that the timing of future stock option exercises and trading will be subject to certain restrictions. After the closing of the transaction, you won’t be able to sell shares right away due to lock-up periods and trading restrictions.

We will evaluate our equity positioning and equity award practices as a public company as part of our Total Rewards strategy and philosophy during our annual compensation planning process.

Be on the lookout for informational sessions with further details regarding stock options, confidentiality, and trading restrictions. If you have specific questions in the meantime, please contact Jennifer Peterson.

14. If I receive questions from a former Obsidianite, what should I say?

A: If the question is about the announcement, the progress of OBX-115, or any other business insights let them know that you can’t share any non-public information.

If the questions relate to exercising their stock options, refer them to Jennifer Peterson.

15. If I receive questions about Obsidian from an interested party or a member of the news media, what should I say?

A: Please do not speak with the media or with the financial community under any circumstances. Refer all media inquiries to Caroline Code.

16. Where can I find additional information?

A: The details of the merger agreement can be found in an 8-K to be filed by Obsidian with the U.S. Securities and Exchange Commission. In the coming weeks, Obsidian will file more information with the SEC on a “Form S-4” that provides added disclosure on our business and the transaction.

17. Can I share this announcement over social media?

A: You may share, like, and repost today’s announcement over social media, but please do not provide any commentary along with the repost.

As a reminder, as an employee of Obsidian, the content you share may be considered a reflection of the company, and all postings must follow our Social Media policy and your confidentiality and restrictive covenant obligations to Obsidian.

On April 14, 2025, Madan Jagasia, Chief Executive Officer of Obsidian sent the following email to Obsidian’s employees.

Subject Line: Company Announcement

Good morning Obsidianites,

I am pleased to share the press release which went live this morning, announcing the merger between Obsidian Therapeutics and Galera Therapeutics merger between Obsidian Therapeutics and Galera Therapeutics

As mentioned in the press release, this merger is concomitant with a committed PIPE financing of $350M, which allows us to advance OBX-115 development. The combined company will operate under the name Obsidian Therapeutics, and I will remain Chief Executive Officer. We expect this financial transaction to close by Q3 2026.

Our priorities to advance Obsidian’s pipeline of novel engineered TIL cell therapies for the treatment of patients with solid tumors remain unchanged, and there are no associated organizational changes.

We are excited to share this news with the company and look forward to meeting as a full team at the All Company call scheduled for 12:00pm ET.

I expect you may have questions in the interim – please reference the FAQ document that will be posted on cytoHub this morning. Additionally, feel free to send any questions using THIS LINK, and we will do our best to answer them during the All Company call.

Kind regards,

Madan

Additional Information and Where to Find It

In connection with the proposed transactions between Obsidian and Galera Therapeutics, Inc. (“Galera”), Galera and the newly-formed company will file relevant materials with the SEC. The newly-formed company will file a registration statement on Form S-4 that will include a proxy statement or information statement and prospectus relating to the proposed transaction, which will constitute a proxy statement or information statement of Galera and a prospectus of the newly-formed company (the “Prospectus”). Galera and the newly-formed company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Prospectus or any other document which Galera or the newly-formed company may file with the SEC or send to stockholders of Galera or Obsidian in connection with the proposed transaction. The Prospectus will be mailed to stockholders of Galera. INVESTORS AND SECURITYHOLDERS OF GALERA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GALERA, OBSIDIAN AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the Prospectus (when available) and other documents filed with the SEC by Galera or the newly-formed company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Galera will be available free of charge on Galera’s website at www.Galeratx.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Galera, Obsidian or the newly-formed company, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Galera or Obsidian. However, Galera and Obsidian and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Galera may be found in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 19, 2026 and its proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on April 10, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future clinical development activities, potential milestone payments, the merger transaction and completion of the concurrent private placement financing, the expected effects, perceived benefits or opportunities and related timing with respect thereto; expectations regarding or plans for the combined company’s pipeline, and the expectations regarding the use of proceeds from the concurrent private placement financing and cash runway expectations therefrom.

These forward-looking statements relate to Galera, Obsidian and the newly-formed company (together, “us” or “we”), our business prospects and our results of operations and are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading “Risk Factors” included in Galera’s Annual Report on Form 10-K for the year ended December 31, 2025. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that might subsequently arise, except as required by applicable law.

These forward-looking statements are based upon our current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, including, without limitation:

•	Statements about the synergies or benefits of the proposed transaction, including future financial and operating results, plans, objectives, expectations and intentions;

•	The anticipated timing of closing of the proposed transaction and the private placement financing;

•	Risks related to the combined company’s ability to correctly estimate its operating and other expenses and its cash runway;

•	The ability to retain key personnel;

•	Negative effects of the announcement or consummation of the proposed transaction on the market price of our capital stock and our operating results;

•	Risks relating to the value of shares of the newly-formed company to be issued in the proposed transaction;

•	Risks related to the newly-formed company’s ability to be listed on Nasdaq;

•	Risks related to the ability to obtain approval of the Galera stockholders;

•	Changes in capital resource requirements;

•	Risks related to our inability to obtain sufficient additional capital to continue to advance our product candidates;

•	Our and our collaborators’ ability to execute clinical programs for our product candidates;

•	Results of clinical trials with our product candidates; and

•	Our ability to obtain and maintain intellectual property rights and regulatory exclusivities.